Exhibit 1.1

Total Voting Rights

RNS Number: 3173Q
CSR plc
02 August 2010

CSR plc Voting Rights and Capital

2 August 2010

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 184,568,217 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 184,568,217.

There are no shares held in treasury.

The above figure (184,568,217) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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